

June 23, 2023

Someit Sidhu, M.D.
Chief Executive Officer
Zura Bio Limited
4225 Executive Square, Suite 600
La Jolla, CA 92037

>   **Re: Zura Bio Limited**
>   **Registration Statement on Form S-1**
>   **Filed June 14, 2023**
>   **File No. 333-272628**

Dear Someit Sidhu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

2.   Disclose the exercise prices of the warrants compared to the market prices of the underlying securities. If the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3. We note the significant number of redemptions of your Class A Ordinary Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. If any of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A Ordinary Shares, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A Ordinary Shares.

Risk Factors, page 18

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A Ordinary Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. If appropriate, also disclose that, even if the current trading price returns to or drops below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

5. Your cover page references a risk factor entitled "Future resales, or the perception of future resales, of Class A Ordinary Shares, including the Registrable Shares offered for resale hereunder, may cause the market price of the Class A Ordinary Shares to decline significantly, even if our business is doing well." Please revise to include this risk factor.

Business
Overview, page 78

6. In light of the significant number of redemptions, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that many of the beneficial owners of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

General

8. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the

sponsor, private placement investors, PIPE investors, or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Giovanni Caruso, Esq.